Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended June 30,
	Basic		Diluted (a)
	2016	2015	2016	2015
Weighted average number of common shares outstanding	60,791	60,976	60,791	60,976
Potential dilution from share-based awards	—	—	—	2,379
Total shares	60,791	60,976	60,791	63,355

Income (loss) from continuing operations	$(489,202)	$15,793	$(489,202)	$15,793
Income from discontinued operations, net of income taxes	271	4,699	271	4,699
Net income (loss)	(488,931)	20,492	(488,931)	20,492
Net loss attributable to non-controlling interest	(7)	(1,252)	(7)	(1,252)
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$(488,924)	$21,744	$(488,924)	$21,744

Per share data:
Income (loss) from continuing operations	$(8.04)	$0.28	$(8.04)	$0.27
Income from discontinued operations, net of income taxes	0.00	0.08	0.00	0.07
Net income (loss) per common share	$(8.04)	$0.36	$(8.04)	$0.34

	For the six months ended June 30,
	Basic		Diluted (a)
	2016	2015	2016	2015
Average number of common shares outstanding	61,077	60,808	61,077	60,808
Average common shares due to assumed conversion of stock options	—	—	—	2,165
Total shares	61,077	60,808	61,077	62,973

Income (loss) from continuing operations	$(448,309)	$42,872	$(448,309)	$42,872
Income from discontinued operations, net of income taxes	396	4,916	396	4,916
Net income (loss)	(447,913)	47,788	(447,913)	47,788
Net loss attributable to non-controlling interest	(15)	(1,262)	(15)	(1,262)
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$(447,898)	$49,050	$(447,898)	$49,050

Per share data:
Income (loss) from continuing operations	$(7.34)	$0.73	$(7.34)	$0.70
Income from discontinued operations, net of income taxes	0.01	0.08	0.01	0.08
Net income (loss) per common share	$(7.33)	$0.81	$(7.33)	$0.78

(a)	When the impact of share-based awards is anti-dilutive, the weighted average number of common shares outstanding is used in the determination of basic and diluted earnings per share.